UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: March 31, 2018 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: October 31, 2017
2. State identification Number:
AL 51663 51663 51663	AK	AZ	AR 60034970	CA	CO IC2006-29-973
CT 1089131	DE 75510	DC	FL	GA SC48897	HI
ID 76616	IL 60017858	IN	IA I-94922/ I-94921	KS 2016S0000517	KY 60021353
LA 131269	ME	MD SM20153085/ SM20153084	MA	MI 979147/ 979148	MN 47863.5/ R-47863.8
MS 60073635/ 60073637	MO R2015-2,483	MT 97639/ 97640	NE 104735/ 104736	NV	NH
NJ MF-5494	NM 54281/ 54280	NY S33-84-71	NC 26267	ND CD605/ CD606	OH 71823
OK SE 2224866/ SE 2224867	OR	PA 2005-07-040MF	RI	SC	SD
TN	TX C 113539/ C 113540	UT B00691899	VT 9/30/15-10/ 9/30/15-11	VA 146434	WA 60073713/ 60073714
WV I – 89666/ I - 89665	WI 747125/ 747124	WY 24269	PUERTO RICO S-50455 -1/ S-50455 -0
Other (specify): GU: GU2014-9554
3. Exact name of investment company as specified in registration statement: Pacific Financial Dynamic Allocation Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 80 Arkay Drive, Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT]

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Pacific Financial Faith & Values Based Moderate Fund, Pacific Financial Dynamic Allocation Fund, and Pacific Financial Flexible Growth & Income Fund (the “Funds”), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of October 31, 2017. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2017, and with respect to agreement of security purchases and sales, for the period from April 30, 2017 (the date of our last examination), through October 31, 2017:

  Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“Custodian”) and National Financial Services, LLC (“NFS”) and Gemini Fund Services, LLC (“GFS”).

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Funds, the Custodian, NFS and GFS.

  Agreement of five security purchases and five security sales or maturities for the Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Pacific Financial Faith & Values Based Moderate Fund, Pacific Financial Dynamic Allocation Fund, and Pacific Financial Flexible Growth & Income Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2017, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

February 28, 2018

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

February 28, 2018

We, as members of management of Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Pacific Financial Faith & Values Based Moderate Fund, Pacific Financial Dynamic Allocation Fund, and Pacific Financial Flexible Growth & Income Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of October 31, 2017, and from April 30, 2017 through October 31, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2017, and for the period from April 30, 2017, through October 31, 2017, with respect to securities reflected in the investment accounts of each Fund.

/s/ Kevin Wolf .

Kevin Wolf - Principal Executive Officer

/s/ James Colantino

James Colantino - Principal Financial Officer